UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 2

HIGHLANDS REIT, INC.
(Name of Subject Company)

IG holdings, INC.

(Bidder)

SHARES OF COMMON STOCK

(Title of Class of Securities)

None or Unknown
(CUSIP Number of Class of Securities)

Copy to:
Ira Gaines	Leo Flangas, Esq.
IG holdings, INC.	Flangas Law Firm, LTD
1819 E Morten Ave., Ste 180	600 S 3rd Street
Phoenix, Arizona 85020	Las Vegas, Nevada 89101
(602) 870-8862	(702) 384-1990

(Name, Address and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee
$7,498,605	$869.09

* For purposes of calculating the filing fee only. Assumes the purchase price of 44,109,440 shares of common stock at a purchase price equal to $0.17 per share in cash.

    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $869.09

Form or Registration Number: 005-89603

Filing Party: IG holdings, INC.

Date Filed: February 2, 2017, as amended on February 10, 2017

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TENDER OFFER

This Amendment No. 2 to the Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by IG holdings, INC. and its affiliates (collectively the "Purchasers") to purchase up to 44,109,440 shares of common stock (the "Shares") in Highlands REIT, Inc. (the "Corporation"), the subject company, at a purchase price equal to $0.17 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated February 21, 2017 (the "Offer Date") and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.  Any dividends paid after April 24, 2017, or such other date to which this Offer may be extended (the "Expiration Date"), by the terms of the Offer and as set forth in the Assignment Form, would be assigned by tendering Shareholders to the Purchasers.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date.  Purchasers are entitled to all proceeds that are paid after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering Shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.

The Corporation had approximately 170,000 holders of record owning an aggregate of 864,890,967 Shares as of November 2, 2016, according to its Quarterly Report on Form 10-Q for the quarter ending September 30, 2016.  The Purchaser and its affiliates currently beneficially own 1,069,404 Shares, or 0.124% of the outstanding Shares.  The Shares subject to the Offer constitute 5.10% of the outstanding Shares.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $7,498,605 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

The address of the Corporation's principal executive offices is 332 S. Michigan Avenue, Ninth Floor, Chicago, Illinois 60604, and its phone number is (312) 583-7990.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1)	Offer to Purchase dated February 21, 2017

(a)(2)	Assignment Form

(a)(3)	Form of Letter to Shareholders dated February 21, 2017

(a)(4)*	Form of advertisement in Investor's Business Daily

(b)- (h)	Not applicable.

*	Previously filed as Exhibit 99.(A)(4) of the Purchasers’ Schedule TO, dated February 2, 2017.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2017

IG holdings, INC.

By:	/s/ Ira Gaines
Ira Gaines, President